Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2005	2004	2003
EARNINGS PER SHARE (000’s, except per share data)
Net Income	$8,553	$8,226	$7,958
Less: Dividend Requirements on Preferred Stock	156	215	236

Net Income Applicable to Common Stock	$8,397	$8,011	$7,722

Average Number of Common Shares Outstanding - Basic	5,551	5,509	4,878

Dilutive Effect of Stock Options* and Restricted Stock	17	16	18

Average Number of Common Shares Outstanding - Diluted	5,568	5,525	4,896

Earnings Per Share - Basic	$1.51	$1.45	$1.58

Earnings Per Share - Diluted	$1.51	$1.45	$1.58

*	Assumes all options were converted to common shares per SFAS 128.